SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS, S.A.

21 April 2006

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 11 ON THE AGENDA:

(To resolve on a share capital reduction to 395,099,775 Euros, to be carried out by means of a reduction in the par value of all shares representing the share capital, whereby each share will have a par value of 35 Euro cents, with the corresponding amendment to paragraphs 1 and 2 of article 4 of the Articles of Association. The purpose of the capital reduction shall be the release of excess capital)

Whereas:

A) There is no reason for the Company to have an excessively high share capital in view of the business carried out by the Company;

B) As established in article 94 of the Portuguese Companies Code, a company may reduce its share capital with a view to release excess capital;

C) Within the capital reduction for the purpose of releasing excess capital, several ultimate purposes are contemplated: the direct allocation to the shareholders of the sums so released, the creation of reserves or the release of contribution obligations;

D) The capital reduction for release of excess capital may only be implemented after obtaining a court authorization, which must be requested according to the procedure stipulated under article 1487 of the Portuguese Civil Procedure Code;

E) Such authorization shall not, however, be granted by the court in case the net equity of the Company does not exceed the new capital by at least 20%;

F) As a result of the current proposal for a capital reduction to release excess capital, the shareholders shall not suffer any kind of loss, since the intention is to allocate the total amount of reduction to free reserves, making these assets available in the future in accordance for the purposes determined by the shareholders;

G) This proposal follows the proposal presented under the previous item and is aimed at complying with the objectives referred to in such item;

We propose that it be resolved:

1) To reduce the share capital of the Company, pursuant to the share capital increase resolved under the previous item on the agenda, from 1,467,513,450 Euros to 395,099,775 Euros, the amount of the reduction being 1,072,413,675 Euros, for the purpose of releasing excess capital, as follows:

- Creation of free reserves in an amount of 1,072,413,675 Euros;

That the reduction be effected by means of a reduction in the par value of the shares representing the share capital in the Company to a par value of 35 Euro cents;

As one can see on the balance sheet dated the 31 December 2005, to be approved by this General Meeting of Shareholders under item 2 on the agenda, and considering the share capital increase that is the subject of the previous item on the agenda, upon implementation of the proposed capital reduction, the Company’s net equity will exceed the new capital by over 20%, thus complying with the requirement provided for in article 95 of the Portuguese Companies Code.

2) That this resolution be adjusted within the framework of a possible non-approval and/or non-implementation, for whatever reason, of the capital increase under the previous item on the agenda, being the share capital reduced from 1,128,856,500 Euros to 395,099,775 Euros, in such case, the reduction being 733,756,725 Euros, for the purpose of releasing excess capital, as follows:

- Creation of free reserves in an amount of 733,756,725 Euros;

That the reduction be effected by means of a reduction in the par value of the shares representing the share capital in the Company to a par value of 35 Euro cents;

As one can see on the balance sheet dated the 31 December 2005, to be approved by this General Meeting of Shareholders under item 2 on the agenda, upon implementation of the proposed capital reduction, the Company’s net equity will exceed the new capital by over 20%, thus complying with the requirement provided for in article 95 of the Portuguese Companies Code;

3) To approve a possible readjustment of the conversion ratio of the convertible bonds issued by the Company, which issue was approved by a resolution of the General Meeting of Shareholders of the 5 February 2001 and by resolutions of the Board of Directors of the 22 and 29 November 2001, under the terms contained in the conditions for issuance of such bonds, to which this resolution may give rise, to be calculated and implemented by the Board of Directors;

4) That, as a result of the proposed capital reduction, paragraphs 1 and 2 of article 4 of the Articles of Association be amended to read as follows:

“Article 4
Share Capital

1. The share capital shall be three hundred ninety-five million, ninety-nine thousand, seven hundred seventy-five Euros, fully paid up.

2. The share capital shall be represented by one thousand one hundred twenty-eight million eight hundred fifty-six thousand five hundred shares with a par value of thirty five Euro cents each, with the following distribution:

a) One thousand one hundred twenty-eight million eight hundred fifty-six thousand ordinary shares;

b) Five hundred class A shares.

3. […].
4. […].”

5) That the Board of Directors be authorized to define the timing of implementation of this resolution with the implementation of the resolution under item 8 on the agenda, with the amount of capital resulting from the reduction resolved herein being adjusted in the event the capital reduction by cancellation of own shares resolved under item 8 on the agenda has already been entirely or partially implemented on the date of implementation of this resolution;

6) That, should the share capital reduction resolved under item 8 on the agenda be implemented prior to the implementation of this capital reduction, the amount of capital reduction resolved under this item be adjusted in order to assure the compliance, at all times, of the Company with the provisions of article 349 of the Portuguese Companies Code.

7) That, in the cases provided for in the foregoing paragraphs, the wording of paragraphs 1 and 2 of article 4 of the Articles of Association be deemed automatically and proportionally adjusted;

8) That this resolution be subject to the condition of approval of the amendment to the Articles of Association of paragraph 9 hereof.

Lisbon, 6 March 2006

The Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2006

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.